Filed Pursuant to Rule 424(b)(3)

Registration No. 333 - 135318

PROSPECTUS

TRANSMERIDIAN EXPLORATION INCORPORATED

1,818,182 Shares of Common Stock

This prospectus relates to resales of up to 1,818,182 shares of our common stock by the securityholders identified in the “Selling Securityholders” section of this prospectus. The selling securityholders may offer and sell the shares of our common stock from time to time at such prices as they may determine.

We issued the shares of our common stock in May 2006 as part of a private placement to accredited investors of our senior secured notes due 2010. We will not receive any proceeds from the sale of the shares of our common stock by the selling securityholders.

An investment in the shares of our common stock involves risks. Please read carefully the “ Risk Factors” section beginning on page 2.

Our common stock is listed on the American Stock Exchange under the symbol “TMY.” On August 15, 2006, the closing sale price of our common stock on the American Stock Exchange was $4.21 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 16, 2006

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE HEREIN OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THESE SECURITIES ARE NOT BEING OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 under the Securities Act of 1933 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process. Under this shelf registration process, the selling securityholders may, from time to time, sell up to 1,818,182 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the shares of our common stock that may be offered by the selling securityholders. See the section of this prospectus entitled “Description of Capital Stock.”

Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus

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supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the section of this prospectus entitled “Where You Can Find More Information.”

Moreover, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You may refer to the registration statement and the exhibits thereto for more information about our securities and us. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

In this prospectus, references to “the Company,” “the company,” “we,” “us” and “our” mean Transmeridian Exploration Incorporated and its subsidiaries, taken as a whole, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s website address is http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The information we file with the SEC and other information about us is also available on our website at http://www.tmei.com. However, the information on our website is not a part of, nor is such information to be deemed incorporated by reference into, this prospectus.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and may supersede the information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that may be offered by this prospectus are sold; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 16, 2006;

•	our Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on May 30, 2006;

•	our Amendment No. 2 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on June 12, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 filed on May 9, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 filed on August 8, 2006;

•	our Current Reports on Form 8-K dated January 9, 2006 (filed on January 12, 2006); February 13, 2006 (filed on February 17, 2006); March 20, 2006 (filed on March 23, 2006); April 25, 2006 (filed on May 1, 2006); May 24, 2006 (filed on May 31, 2006); June 5, 2006 (filed on June 9, 2006); and June 12, 2006 (filed on June 14, 2006); and

•	the description of our common stock contained in our registration statement on Form 8-A filed on March 15, 2005.

You may review these filings, at no cost, over the Internet at our website at http://www.tmei.com, or request a free copy of any of these filings by writing or calling us at the following address:

Transmeridian Exploration Incorporated

397 N. Sam Houston Pkwy E., Suite 300

Houston, Texas 77060

(281) 999-9091

Attention: Investor Relations

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical fact contained in this prospectus and the periodic reports filed by us under the Securities Exchange Act of 1934 and other written or oral statements made by us or on our behalf, are forward-looking statements. When used herein, the words “anticipates,” “expects,” “believes,” “goals,” “intends,” “plans” or “projects” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on a number of assumptions about future events and are subject to significant risks, uncertainties and other factors that may cause our actual results to differ materially from the expectations, beliefs and estimates expressed or implied in such forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, no assurance can be given that these assumptions will prove correct or even approximately correct. Factors that could cause our results to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to, our assumptions about energy markets; production levels; reserve levels; operating results; competitive conditions; technology; the availability of capital resources; capital expenditure obligations; the supply and demand for oil, natural gas and other products and services; the price of oil, natural gas and other products and services; currency exchange rates; weather; inflation; the availability of goods and services; drilling risks; future processing volumes and pipeline throughput; general economic conditions, either internationally or nationally or in the jurisdictions in which we are doing business; and legislative or regulatory changes, including changes in environmental regulation, environmental risks and liability under federal, state and foreign environmental laws and regulations.

For a more detailed description of these factors, see the “Risk Factors” section set forth herein, and any additional risk factors that may be included in any prospectus supplement. We will not update these forward-looking statements unless the securities laws require us to do so.

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THE COMPANY

Transmeridian Exploration Incorporated is an independent energy company engaged in the business of acquiring, developing and producing oil and natural gas. Our activities are primarily focused on the Caspian Sea region of the former Soviet Union, and our primary oil and gas property is the South Alibek Field in the Republic of Kazakhstan, covered by License 1557 and the related exploration contract with the government of Kazakhstan. We are currently pursuing additional projects in the Caspian Sea region and surrounding basins. We conduct our operations in Kazakhstan through our wholly owned subsidiary, JSC Caspi Neft TME, a joint stock company organized under the laws of Kazakhstan.

Our principal executive offices are located at 397 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77060, and our telephone number at that address is (281) 999-9091.

RISK FACTORS

You should carefully consider the following risks before making your investment decision. In addition, you should also read the disclosures contained in our filings with the SEC incorporated by reference herein, including our Annual Report on Form 10-K for the year ended December 31, 2005, as amended. The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, you may lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses.

We have a history of losses. We incurred net losses of $5.7 million, $3.8 million and $20.5 million for the years ended December 31, 2003, 2004 and 2005, respectively, and a net loss of $25.8 million for the six months ended June 30, 2006. Our results of operations in the future will depend on many factors, but largely on our ability to execute our exploration and development program and successfully market our current and future production. Our failure to achieve profitability in the future could adversely affect the trading price of our common stock and our ability to raise additional capital and, accordingly, our ability to grow our business.

Our exploration and development activities may not result in economic quantities of oil and gas.

Our success is dependent on finding, developing and producing economic quantities of oil and gas. Our drilling operations may not be successful in finding, developing and producing economic quantities of oil and gas. In addition, we may not be able to sustain production from wells that initially produce.

The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. In addition, technological difficulties encountered in well completion or following the establishment of production may result in reduced or ceased production from a well.

Our efforts will be unprofitable if we drill dry holes or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled, or subject to higher costs as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	high pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	adverse weather conditions, such as winter snowstorms; and

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs, equipment and qualified personnel.

Oil and gas operations can be hazardous and may expose us to environmental liabilities.

We are subject to the operating risks normally associated with the exploration, development and production of oil and gas, including well blowouts, cratering and explosions, pipe failure, fires, geological formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Moreover, our drilling operations involve risks from high pressures in geological formations and from mechanical difficulties such as stuck pipe, collapsed casing and separated cable. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources or equipment;

•	pollution or other environmental damage;

•	environmental clean-up responsibilities;

•	regulatory investigations and penalties;

•	delays in our operations or curtailment of our production; and

•	suspension of our operations.

Because in many cases insurance coverage for these risks is either not available or is not available at premium levels that are economically feasible and justify its purchase, we maintain very limited insurance coverage. As a result, the insurance coverage we maintain may not fully compensate us, or compensate us at all, if we incur losses as a result of these risks. Moreover, in the future we may not be able to maintain all or even part of our current insurance coverage at premium levels that justify its purchase.

In addition, as an owner and operator of oil and gas properties, we are subject to various laws and regulations relating to the discharge of materials into, and the protection of, the environment. These laws and regulations may impose liability on us for the cost of environmental cleanup resulting from our operations and could further subject us to liability for environmental damages.

The actual quantities of, and future net revenues from, our proved reserves may prove to be lower than we have estimated.

The information incorporated by reference herein contains estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

We engage an independent petroleum engineering firm to review our estimates of our proved reserves. During 2005, 2004 and 2003, their review covered 100% of the reserve value. Estimates of our proved reserves are made using available geological and reservoir data, as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities of, and future net revenues from, our proved reserves. In addition, we may adjust estimates of our proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties. In addition, our reserves are contained in carbonate reservoirs, and there is a larger uncertainty inherent in carbonate reservoirs as compared to sandstone reservoirs.

At December 31, 2005, approximately 95% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves. You should be aware that our estimates of such costs may not be accurate, development may not occur as scheduled and our results may not be as estimated.

You should not assume that the present values referred to in the information incorporated by reference herein represent the current market value of our estimated reserves. In accordance with SEC requirements, the estimates of present values are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimates. There are currently no economic markets for our natural gas production and our gas reserves have been given no value in the future net cash flow data incorporated by reference herein.

The timing of both the production from our properties and the expenses we incur from the development and production of our properties will affect both the timing of the actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

If oil and gas prices decrease or our exploration efforts are unsuccessful, we may be required to write down the capitalized cost of individual oil and gas properties.

A writedown of the capitalized cost of individual oil and gas properties could occur when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved oil and gas reserves, increases in our estimates of development costs or nonproductive exploratory drilling results. A writedown could adversely affect the trading price of our common stock.

We use the successful efforts accounting method. All property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending the determination of whether proved reserves are discovered. If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed. All geological and geophysical costs on exploratory prospects are expensed as incurred.

The capitalized costs of our oil and gas properties, on a field-by-field basis, may exceed the estimated undiscounted future net cash flows of that field. If so, we record impairment charges to reduce the capitalized costs of each such field to our estimate of the field’s fair market value. Unproved properties are evaluated at the lower of cost or fair market value. These types of charges will reduce our earnings and stockholders’ equity.

We assess our properties for impairment periodically, based on future estimates of proved reserves, oil and gas prices, production rates and operating, development and reclamation costs based on operating budget forecasts. Once incurred, an impairment charge cannot be reversed at a later date even if we experience increases in the price of oil or gas, or both, or increases in the amount of our estimated proved reserves.

All of our operations are conducted in areas with inherent international and governmental risks.

We are subject to risks inherent in international operations, including adverse governmental actions, political risks, expropriation of assets and the risk of civil unrest or war. Our oil and gas properties are located in Kazakhstan, which until 1990 was part of the Soviet Union. Kazakhstan retains many of the laws and customs from the former Soviet Union, but has developed and is continuing to develop its own legal, regulatory and financial systems. As the political and regulatory environment changes, we may face uncertainty about the interpretation of the agreements to which we are party and, in the event of dispute, we may have limited recourse within the legal and political system.

We have not finalized a long-term production contract with the government of Kazakhstan and our current exploration contract is scheduled to expire in 2007.

We currently produce and sell oil pursuant to an exploration contract with the government of Kazakhstan which expires in April 2007. Under our exploration contract and the Law of Petroleum, we hold the exclusive right to negotiate and execute a production contract with the Ministry of Energy and Mineral Resources (“MEMR”) in the event of a commercial discovery in the license area, and the government is required to conduct these negotiations. In December 2004, the State Committee on Reserves approved commercial reserves for development and exploitation in the South Alibek Field. On this basis, the MEMR granted us the exclusive right to execute a long-term production contract in June 2005. We concluded negotiations of the final commercial and legal terms of the contract in September 2005, when the working group of the MEMR formally approved the draft production contract. The final draft was then circulated to the relevant governmental ministries and committees for their formal acceptance prior to contract execution. In the course of this process, several of these governmental bodies requested additional changes to the contract, most of which we successfully negotiated and included in the written contract.

As of August 14, 2006, approval of one remaining government ministry was still pending. Once this final approval is obtained, the production contract will need to be signed by the prime minister, at which time it will be effective. We believe that this approval will be obtained and the production contract signed during the third quarter of 2006. However, there can be no assurance that we will be successful in finalizing the production contract by such time or at all. If we are unable to finalize the production contract in a timely manner or at all, our business, financial condition and results of operations could be materially and adversely affected.

Our business and results of operations depend on our ability to transport our production to viable markets and on the price at which we can sell our production.

Our future success depends on our ability to transport and market our production either within Kazakhstan or through export to other markets. Our ability to sell our production and, in turn, our revenues could be materially and adversely affected by issues which are outside our control relating to the crude oil transportation infrastructure both within and outside Kazakhstan. The exportation of oil from Kazakhstan depends on access to transportation routes, primarily pipeline systems, which can have limited available capacity and are subject to other restrictions.

We currently export our oil by rail. The rail terminal is accessed by truck from our field facilities. Our future plans include the shipment of oil by pipeline, which is the preferred and most cost effective method to sell crude oil production into the export market. We expect the implementation of our plans to result in higher realized prices for our crude oil than our current marketing arrangements, but we cannot be assured that we will be successful in implementing our plans. Unless we obtain access to pipelines to transfer our crude oil out of Kazakhstan, the prices at which we sell our crude oil may remain well below world market prices.

Oil prices are volatile. A decline in prices could adversely affect our financial position, results of operations, cash flows, access to capital and ability to grow.

Our revenues, results of operations and future growth depend primarily upon the prices we receive for the oil we sell. Historically, the markets for oil have been volatile and they are likely to continue to be volatile. Wide fluctuations in worldwide oil prices may result from relatively minor changes in the supply of and demand for oil, market uncertainty and other factors that are beyond our control, including:

•	worldwide supplies of oil and gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to, and maintain, oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil price movements with any degree of certainty. Declines in oil prices would not only reduce our revenues, but could reduce the amount of oil that we can produce economically and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness could adversely affect our financial condition.

We have substantial debt, namely our senior secured notes due 2010, and, in turn, substantial debt service requirements. Our ability to make payments on our senior secured notes due 2010 and any future indebtedness we may incur depends on our ability to generate sufficient cash flow. We cannot assure you that:

•	our business will generate sufficient cash flow from operations to service our indebtedness;

•	future borrowings or proceeds from equity issuances will be available in an amount sufficient to enable us to pay our indebtedness on or before the maturity date of such indebtedness; or

•	we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

Factors beyond our control may affect our ability to service our indebtedness. These factors include those discussed in this “Risk Factors” section.

If, in the future, we cannot generate sufficient cash flow from our operations to meet our debt service obligations, we may need to refinance our debt, obtain additional financing, issue equity or sell assets, which we may not be able to do on commercially reasonable terms, if at all, and which we may be prohibited from doing under the terms of our indebtedness. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations. Our inability to generate cash flow or obtain funding sufficient to satisfy our debt service obligations could materially and adversely affect our financial condition.

Covenants in the indenture governing our senior secured notes due 2010 impose significant restrictions on us.

The indenture governing our senior secured notes due 2010 contains a number of covenants imposing significant restrictions on us. The restrictions these covenants place on us include restrictions on our repurchase of, and payment of dividends on, our capital stock and limitations on our ability to incur additional indebtedness, make investments, engage in transactions with affiliates, sell assets and create liens on our assets. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise and, in turn, may materially and adversely affect our business, financial condition and results of operations.

Significant capital expenditures are required to execute our development program.

Our development and production activities, including our exploration contract with the government of Kazakhstan, require us to make substantial capital expenditures. Historically, we have funded our capital expenditure requirements through a combination of cash flows from operations, borrowings under bank credit facilities, private placements of our common stock, preferred stock and debt securities and borrowings from our affiliates. Our cash flows from operations are subject to a number of variables, such as the level of production from our existing wells, the prices of oil, and our success in developing and producing our reserves. If our revenues were to decrease as a result of lower oil prices or decreased production, and our access to capital were limited, we may not be able to meet our capital expenditure requirements, which could, in turn, materially and adversely affect our business, financial condition and results of operations.

Competition in our industry is intense, and many of our competitors in the Kazakhstan region have greater financial and other resources than we do.

We operate in the highly competitive areas of oil exploration, development and production. We face intense competition from both major and other independent oil and natural gas companies in seeking to acquire:

•	desirable producing properties or new leases for future exploration; and

•	the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours and, moreover, some of them are fully integrated oil companies with operations in the exploration, development, production, pipeline transportation, refining and marketing sectors of the oil and gas industry. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit.

In addition, our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and successfully consummate transactions, and there can be no assurance that we will be able to do so.

Compliance with governmental regulations could be costly.

Our operations are subject to various levels of government controls and regulations in the United States and in Kazakhstan, including environmental controls and regulations. It is not possible for us to separately calculate the costs of compliance with these controls and regulations, as such costs are an integral part of our operations.

In Kazakhstan, legislation affecting the oil and gas industry is under constant review for amendment or expansion. Pursuant to such legislation, various governmental departments and agencies have issued extensive rules and regulations which affect the oil and gas industry, some of which carry substantial penalties for failure to comply. These laws and regulations can have a significant impact on the oil and gas industry by increasing the cost of doing business and, consequentially, can adversely affect our results of operations. Inasmuch as new legislation affecting the industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws and regulations.

The loss of key personnel could have an adverse effect on our business.

Our success is dependent on the performance of our senior management and key technical personnel. The loss of our chief executive officer or other key employees could have a material and adverse effect on our business. We do not currently have employment or non-compete agreements in place with any of our senior management or key employees. In addition, we do not carry life insurance covering any of our senior management or key employees.

We have reported a material weakness in our internal control over financial reporting that, if not remedied, could adversely affect our ability to meet our reporting obligations and provide timely and accurate financial statements.

In connection with our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, we concluded that, as of December 31, 2005, we did not maintain effective internal control over our financial reporting due to a material weakness resulting from lack of a sufficient number of accounting staff with experience in public company SEC reporting and technical expertise to enable us to maintain adequate controls over our financial accounting and reporting processes regarding the accounting for non-routine and non-systematic transactions. This control deficiency resulted in us recording certain accounting adjustments prior to the issuance of our consolidated financial statements for the fiscal year ended December 31, 2005.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 was audited by UHY Mann Frankfort Stein & Lipp CPAs, LLP, which expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2005.

We have taken, and are currently taking, steps to remedy this material weakness. The steps taken since late 2005 include, among others, (i) our appointment of a new chief accounting officer, (ii) our appointment of a new general counsel, (iii) our retention of an outside consulting firm to assist us in the evaluation and testing of our internal control system, (iv) our retention of an outside accounting firm to assist us in the preparation of complex tax calculations and disclosures and to prepare tax records and returns and (v) our recent hiring of an additional certified public accountant to assist with the preparation of required SEC disclosures and with our internal financial reporting.

Although we believe we will address the material weakness with the remedial measures we have implemented and are currently implementing, these measures may not remedy the material weakness reported and, as a result, we may not be able to implement and maintain effective internal control over financial reporting in the future. In addition, additional deficiencies in our internal controls may be discovered in the future.

Any failure to remedy the reported material weakness or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could affect the ability of our management to certify that our internal controls are effective when it provides an assessment of our internal control over financial reporting, and could affect the results of our independent registered public accounting firm’s attestation report regarding our management’s assessment. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Risks Relating to Our Common Stock

Our common stock has experienced, and may continue to experience, price volatility. The limited trading volume of our common stock may contribute to this price volatility.

The trading price of our common stock has been, and may continue to be, highly volatile. We believe this volatility is due to, among other things, the results of our drilling program, current expectations of our future financial performance, prices of oil and natural gas and the volatility of the stock market in general.

Moreover, our common stock, which began trading on the American Stock Exchange in March 2005, does not have substantial trading volume. During the six months ended June 30, 2006, the average daily trading volume of our common stock as reported by the American Stock Exchange was approximately 631,000 shares, which represented less than 0.7% of our outstanding shares of common stock (as of June 30, 2006). As a result, relatively small trades of our common stock may have a significant impact on the price of our common stock and, therefore, may contribute to the price volatility of our common stock.

Because of the limited trading volume in our common stock and the price volatility of our common stock, you may be unable to sell your shares of our common stock when you desire or at the price you desire. Moreover, the inability to sell your shares in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss.

The market price of our common stock could be adversely affected by sales and issuances of our common stock in the public markets.

As of July 31, 2006, our three largest stockholders (which include Mr. Lorrie T. Olivier, our chairman of the board, president and chief executive officer and an entity which he controls) beneficially owned approximately 25%, and our directors and executive officers beneficially owned approximately 22%, of the then-outstanding shares of our common stock.

Sales of our common stock by these stockholders, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through future offerings of equity securities. In addition, the market price of our common stock could decline as a result of issuances by us of additional shares of our common stock pursuant to our existing shelf registration statement or otherwise. The market price of our common stock could also decline as the result of the perception that such issuances could occur.

Our directors and executive officers control a significant portion of our common stock and, as a result, may be able to significantly influence matters requiring the approval of our stockholders.

As of July 31, 2006, our directors and executive officers beneficially owned approximately 22% of the then-outstanding shares of our common stock, representing approximately 22% of the then-combined voting power of our common stock and Series A cumulative convertible preferred stock (which vote together as a class) (approximately 19% of the then-combined voting power, if the beneficial ownership cap applicable to our Series A cumulative convertible preferred stock did not prevent, as of July 31, 2006, the voting of such shares by the holders thereof). As a result, our directors and executive officers, acting together, may be able to significantly influence matters requiring the approval of our stockholders.

We have not previously paid dividends on our common stock and we do not anticipate doing so in the foreseeable future.

We have not in the past paid any dividends on our common stock and do not anticipate that we will pay any dividends on our common stock in the foreseeable future. Our ability to pay dividends is conditioned by the terms of our Series A cumulative convertible preferred stock and is restricted by the indenture governing our senior secured notes due 2010. Any future decision to pay a dividend on our common stock and the amount of any dividend paid, if permitted, will be made at the discretion of our board of directors.

We have outstanding, and may issue additional shares of, preferred stock that have greater rights than our common stock.

We are permitted by our amended and restated certificate of incorporation to issue up to 5,000,000 shares of preferred stock. We can issue shares of our preferred stock in one or more series and can set the terms of the preferred stock without seeking any further approval from our common stockholders or other securityholders. Any preferred stock that we issue may rank ahead of our common stock in terms of dividend priority or liquidation rights and may have greater voting rights than our common stock.

As of July 31, 2006, we had outstanding 1,189.286 shares of our Series A cumulative convertible preferred stock. Our Series A cumulative convertible preferred stock may be converted into shares of our common stock, which could dilute the value of our common stock to our then-current common stockholders and could adversely affect the market price of our common stock. In addition, the holders of our Series A cumulative convertible preferred stock are entitled to participate on a pro rata, as-converted basis in any dividends paid to the holders of our common stock and in any distributions made to the holders of our common stock (i.e., in the event of our voluntary or involuntary liquidation, dissolution or winding up). See the section of this prospectus entitled “Description of Capital Stock – Series A Cumulative Convertible Preferred Stock” for further information regarding our Series A cumulative convertible preferred stock.

Provisions in our amended and restated certificate of incorporation, the indenture governing our senior secured notes due 2010 and provisions under Delaware law may inhibit a takeover of our company.

Under our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of our common or preferred stock without the approval of our stockholders. Issuance of these shares could make it more difficult to acquire our company without the approval of our board of directors as more shares would have to be acquired to gain control.

In addition, upon a change of control of our company, each holder of our senior secured notes due 2010 may require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the aggregate principal amount of such holder’s notes, together with accrued and unpaid interest, if any, to the date of purchase. Also, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

These provisions may deter hostile takeover attempts that could result in an acquisition of us that would have been financially beneficial to our stockholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the resale of the shares of our common stock.

SELLING SECURITYHOLDERS

The registration statement of which this prospectus forms a part has been filed with the SEC pursuant to the purchase agreements, each dated as of May 23, 2006, entered into by us with each of the accredited investors who participated in our May 2006 private placement of the shares of our common stock registered hereby and our senior secured notes due 2010. The shares of our common stock are being registered hereby to afford the selling securityholders the opportunity to sell the shares of our common stock in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act.

Selling securityholders may use this prospectus to offer and sell the shares of our common stock. See the section of this prospectus entitled “Plan of Distribution.” The table below sets forth information about the beneficial ownership of the shares of our common stock by each selling securityholder who has provided us, as of August 14, 2006, with a completed and executed registration statement questionnaire and supplemental questionnaire stating its intent to use this prospectus to sell or otherwise dispose of shares of our common stock. Forms of the registration statement questionnaire and supplemental questionnaire are filed as exhibits to the registration statement of which this prospectus forms a part. We have prepared this table using the information provided on such questionnaires. However, the information in the table may change from time to time. In addition, certain selling securityholders may be deemed to be “underwriters” as defined under the Securities Act, and any profits realized by such selling securityholders may be deemed to be underwriting commissions.

For purposes of the following table, beneficial ownership is determined in accordance with the rules of the SEC, and includes the right to acquire voting or investment control of our common stock within 60 days. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in the table does not constitute an admission of beneficial ownership by the persons named therein. No selling securityholder listed below nor any of its affiliates has, or during the three years preceding the date of this prospectus has had, any position, office or other material relationship with us or any of our affiliates.

The registration of the shares of our common stock does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. If, from time to time, additional securityholders notify us of their intent to use this prospectus to dispose of shares of our common stock, we may file a prospectus supplement to include those additional securityholders’ information even if, because we have not been notified of any prior exempt sales, the table below continues to list shares of our common stock previously proposed to be sold by the additional securityholders’ transferors.

Selling Securityholder	Number of Shares of Common Stock Registered for Resale	Shares of Common Stock Beneficially Owned Before Offering (1)		Shares of Common Stock Beneficially Owned After Offering (1)
		Number	Percent (2)	Number	Percent (2)
American General Life Insurance Company (3)(4)	98,893	—	—	—	—
SunAmerica Income Funds – SunAmerica Strategic Bond Fund (4)(5)	5,359	—	—	—	—
VALIC Company II Strategic Bond Fund (4)(6)	1,753	—	—	—	—
VALIC Company II High Yield Bond Fund (4)(6)	3,095	—	—	—	—
CAMOFI Master LDC	7,300	—	—	—	—
Kenmont Special Opportunities Master Fund, L.P.	13,140	—	—	—	—
Polygon Global Opportunities Master Fund (7)	87,300	—	—	—	—
Post Total Return Master Fund, L.P.	21,000	—	—	—	—
Post Distressed Master Fund, L.P.	31,250	—	—	—	—
Post High Yield, L.P.	23,000	—	—	—	—
DB Distressed Opportunities Fund, L.P.	1,600	—	—	—	—
Millennium Partners, L.P. (4)(8)	101,100	183,100	*	183,100	*
Amarete Master Limited (4)(9)	32,800	—	—	—	—
Harvest Capital LP	4,124	22,758	*	22,758	*
Harvest Offshore Investors Ltd.	8,390	46,240	*	46,240	*
New Americans, L.L.C.	651	7,079	*	7,079	*
CL Harvest, L.L.C.	557	3,069	*	3,069	*
Harvest AA Capital, L.P.	699	3,855	*	3,855	*
TE Harvest Portfolio, Ltd. (4)	3,779	—	—	—	—
GPC LIX, LLC (10)	9,976	—	—	—	—
HFR RVA Combined Master Trust (11)	3,261	—	—	—	—
Satellite Credit Opportunities Fund, Ltd. (12)	100,000	—	—	—	—
Satellite Senior Income Fund, LLC (12)	730,182	—	—	—	—
Jefferies & Co., Inc. (4)(13)	6,765	155,500	*	155,500	*
Jefferies Employees Opportunity Fund, LLC (4)(13)	990	9,330	*	9,330	*
Jefferies Partners Opportunity Fund II, LLC (4)(13)	3,630	34,210	*	34,210	*
Jefferies Partners Opportunity Fund, LLC (4)(13)	5,115	48,205	*	48,205	*
Willemstad Management Consultancy Corp. (14)	36,400	—	—	—	—
Man MAC Miesque 10B Limited	8,760	—	—	—	—
Whitebox Hedged High Yield Partners, LP (15)	60,063	—	—	—	—
Trafalgar Recovery Fund	20,400	—	—	—	—
Ore Hill Fund L.P. (16)	229,100	172,635	*	172,365	*

*	Indicates less than 1%.

(1)	Does not include the shares of our common stock registered hereby for resale.

(2)	Based on 94,917,841 shares of our common stock outstanding as of July 31, 2006.

(3)	AIG Global Investment Corp. is the investment adviser of American General Life Insurance Company. As the investment adviser of the aforementioned entity, AIG Global Investment Corp. has investment discretion over the securities held by this entity. The Global Investment Committee of AIG Global Investment Corp., each member of which is described in Part II of AIG Global Investment Corp.’s Form ADV last filed with the SEC as of July 18, 2005, has the power to vote and dispose of the securities owned by the aforementioned entity. AIG Global Investment Corp. is headquartered at 70 Pine Street, New York, New York, 10270. AIG Global Investment Corp. and the members of its Global Investment Committee disclaim beneficial ownership of the shares of common stock shown.

(4)	The selling securityholder is an affiliate of a registered broker-dealer and purchased the shares of our common stock registered hereby in the ordinary course of business. At the time of the purchase of the shares of our common stock registered hereby, the selling securityholder had no agreement or understanding, directly or indirectly, with any party to distribute the shares of our common stock.

(5)	AIG Global Investment Corp. is the investment sub-adviser of SunAmerica Income Funds – SunAmerica Strategic Bond Fund. As the investment sub-adviser of the aforementioned entity, AIG Global Investment Corp. has investment discretion over the securities held by this entity. The Global Investment Committee of AIG Global Investment Corp., each member of which is described in Part II of AIG Global Investment Corp.’s Form ADV last filed with the SEC as of July 18, 2006, has the power to vote and dispose of the securities owned by the aforementioned entity. AIG Global Investment Corp. is headquartered at 70 Pine Street, New York, New York, 10270. AIG Global Investment Corp. and the members of its Global Investment Committee disclaim beneficial ownership of the shares of common stock shown.

(6)	AIG Global Investment Corp. is the investment sub-adviser of each of VALIC Company II Strategic Bond Fund and VALIC Company II High Yield Bond Fund. As the investment sub-adviser of each of the aforementioned entities, AIG Global Investment Corp. has investment discretion over the securities held by these entities. The Global Investment Committee of AIG Global Investment Corp., each member of which is described in Part II of AIG Global Investment Corp.’s Form ADV last filed with the SEC as of July 18, 2005, has the power to vote and dispose of the securities owned by the aforementioned entities. AIG Global Investment Corp. is headquartered at 70 Pine Street, New York, New York, 10270. AIG Global Investment Corp. and the members of its Global Investment Committee disclaim beneficial ownership of the shares of common stock shown.

(7)	Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander E. Jackson, Reade E. Griffith and Patrick G.G. Dear share voting and dispositive power with respect to the securities held by Polygon Global Opportunities Master Fund. The Investment Managers, the Manager, Alexander E. Jackson, Reade E. Griffith and Patrick G.G. Dear disclaim beneficial ownership of the shares of the common stock held by Polygon Global Opportunities Master Fund shown.

(8)	Millennium Management, L.L.C., a Delaware limited liability company, is the general partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the beneficial owner of, and exercise voting and/or dispositive powers with respect to, any securities deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P. shown.

(9)	Amaranth Advisors L.L.C., the Trading Advisor for Amarete Master Limited, exercises voting and/or dispositive powers with respect to the shares of our common stock owned by Amarete Master Limited. Amaranth Advisors L.L.C. has designated authorized signatories who will sign on behalf of Amarete Master Limited. Nicholas M. Maounis is the Managing Member of Amaranth Advisors L.L.C. and consequently may be deemed to have voting and/or dispositive powers with respect to the shares of our common stock owned by Amarete Master Limited.

(10)	Patrick Hughes and Loren Katzovitz are the Managing Partners of Guggenheim Advisors, LLC, the limited liability company manager of the selling securityholder, and consequently may be deemed to have voting and/or dispositive powers with respect to the shares of our common stock owned by GPC LIX, LLC. Andrew J. Redleaf is the managing member of Whitebox Advisors, LLC, the investment advisor of the selling securityholder, and consequently may be deemed to have voting and/or dispositive powers with respect to the shares of our common stock owned by GPC LIX, LLC.

(11)	Pursuant to an investment management agreement, Whitebox Advisors, LLC serves as investment advisor to HFR RVA Combined Master Trust and, consequently, has voting control and investment discretion over securities offered by the selling securityholder. Andrew J. Redleaf serves as managing member of Whitebox Advisors, LLC and, therefore, may be deemed to beneficially own (i.e., have voting and/or dispositive powers with respect to) the shares of our common stock offered by the selling securityholder.

(12)	The discretionary investment manager of the selling securityholder is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino and Gabe Nechamkin, who, consequently, may be deemed to have voting and/or dispositive powers with respect to the shares of our common stock owned by the selling securityholder. SAM, SFM and each named individual disclaims beneficial ownership of the shares of our common stock shown.

(13)	Pursuant to the rules and regulations of the SEC, this selling securityholder is deemed to be an underwriter with respect to the shares of our common stock offered by the selling securityholder.

(14)	Michael C. Kraland is a beneficial owner of, and exercises voting and/or dispositive powers with respect to, the shares of our common stock offered by the selling securityholder.

(15)	Andrew J. Redleaf is the managing member of Whitebox Advisors, LLC, which is the managing member of Whitebox Hedged High Yield Advisors, LLC, general partner of the selling securityholder. Accordingly, Mr. Redleaf exercises voting and/or dispositive powers with respect to the shares of our common stock offered by the selling securityholder.

(16)	Ore Hill Partners LLC, the selling securityholder’s investment adviser registered under the Investment Advisers Act of 1940, shares with the selling securityholder the power to vote and dispose of, or to direct the vote or disposition of, the shares of our common stock shown.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 205,000,000 shares of capital stock, including up to 200,000,000 shares of our common stock, with a par value of $0.0006 per share, and up to 5,000,000 shares of preferred stock, with a par value of $0.0006 per share. As of July 31, 2006, we had (i) 94,917,841 shares of our common stock outstanding, and (ii) 1,189.286 shares of our Series A cumulative convertible preferred stock outstanding and convertible into approximately 11,892,860 shares of our common stock (subject to the beneficial ownership cap described below). Also, as of July 31, 2006, we had options outstanding and exercisable for approximately 1,310,000 shares of our common stock at an average exercise price of $3.52 per share and warrants outstanding and exercisable for approximately 26,197,035 shares of our common stock at an average exercise price of $1.91 per share.

Our amended and restated certificate of incorporation authorizes our board of directors to cause preferred stock to be issued in one or more series without action by our stockholders. Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock and can determine the number of shares of each series, and the preferences, limitations and relative rights of each series. We may amend our amended and restated certificate of incorporation to increase or decrease the number of authorized shares of preferred stock in any manner permitted by our amended and restated certificate of incorporation and the General Corporation Law of the State of Delaware (the “DGCL”).

The following is a summary of the key terms and provisions of our capital stock. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation, the certificate of designations governing our Series A cumulative convertible preferred stock which forms a part of our amended and restated certificate of incorporation, our bylaws, the DGCL and the documents we have incorporated by reference, and you should refer to the applicable provisions of these documents for a complete statement of the rights and terms of our capital stock. See “Where You Can Find More Information.”

Section 203 of the DGCL

We are a Delaware corporation and are subject to Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to that date, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (3) on or after such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An

“interested stockholder” is a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock.

Limitation on Changes in Control

Certain of the provisions of our amended and restated certificate of incorporation and bylaws and the provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control or the removal of our existing management or deterring potential acquirors from making an offer to our stockholders. This could be the case even if a majority of our stockholders might benefit from such a change in control or offer. In addition, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including voting rights that would require the approval of a percentage of the preferred stockholders.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote per share. Subject to the voting rights, if any, of the holders of any other series of our preferred stock that may be outstanding from time to time pursuant to applicable law or the provisions of the certificate of designations governing that series, all voting rights are vested in the holders of shares of our common stock and the holders of shares of our Series A cumulative convertible preferred stock, who vote together as one class.

The affirmative vote of the holders of a majority of our total voting power present in person or represented by proxy decides any matter properly brought before a stockholders’ meeting duly organized for the transaction of business unless, by express provision of law, our amended and restated certificate of incorporation, the certificate of designations governing our Series A cumulative convertible preferred stock or our bylaws, a different percentage or vote is required, in which case such express provision shall govern. Our directors are elected annually by plurality vote. Accordingly, the holders of more than 50% of our total voting power can, if they choose to do so, elect all of our directors. There is no cumulative voting with respect to the election of our directors.

Dividends

Dividends may be paid to the holders of our common stock in cash, stock or otherwise when, as and if declared by our board of directors out of funds or assets legally available for their payment, subject to (1) the rights of holders of our Series A cumulative convertible preferred stock, as described below, to participate on a pro rata, as-converted basis in any dividends paid to the holders of our common stock, and (2) the rights, if any, of the holders of any other series of our preferred stock pursuant to applicable law or the provisions of the certificate of designations governing that series. In addition, the indenture governing our senior secured notes due 2010 restricts our ability to pay dividends on our common stock and our Series A cumulative convertible preferred stock.

Rights Upon Liquidation

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally, in proportion to the number of shares of our common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of our then-outstanding preferred stock have received their liquidation preferences (if any) in full, subject to the right of holders of our Series A cumulative convertible preferred stock to participate on a pro rata, as-converted basis in any distributions made to the holders of our common stock (see “– Series A Cumulative Convertible Preferred Stock – Rights Upon Liquidation”).

Miscellaneous

The issued and outstanding shares of our common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of common stock are not redeemable or convertible into shares of any other class of our capital stock. OTC Stock Transfer is the transfer agent and registrar for our common stock.

Series A Cumulative Convertible Preferred Stock

Dividends

Each holder of our Series A cumulative convertible preferred stock is entitled to participate in any dividend paid on our common stock on a pari passu basis with the holders of our common stock, with the amount of such dividend to be distributed to each holder of our Series A cumulative convertible preferred stock computed on the basis of the number of shares of our common stock which would then be held by such holder if, immediately prior to the declaration of the dividend, all shares of the Series A cumulative convertible preferred stock held by such holder had been converted into shares of our common stock at the then-current conversion value (see below). The indenture governing our senior secured notes due 2010 restricts our ability to pay dividends on our Series A cumulative convertible preferred stock and our common stock.

Conversion Rights

Subject to the beneficial ownership cap described below, each share of our Series A cumulative convertible preferred stock is convertible at any time, at the holder’s option, into such number of shares of our common stock as is determined by dividing the sum of the liquidation preference of the share ($14,000) plus any accrued and unpaid dividends thereon by the conversion value of our Series A cumulative convertible preferred stock then in effect. The conversion value of our Series A cumulative convertible preferred stock is, as of the date of this prospectus, $1.40 per share and is subject to adjustment under the circumstances described in the certificate of designations governing our Series A cumulative convertible preferred stock. As of July 31, 2006, the 1,189.286 outstanding shares of our Series A cumulative convertible preferred stock were convertible into approximately 11,892,860 shares of our common stock (subject to the beneficial ownership cap described below).

Beneficial Ownership Cap

The certificate of designations governing our Series A cumulative convertible preferred stock limits the number of shares of our common stock that may be acquired by any holder of our Series A cumulative convertible preferred stock upon the conversion of its shares of our Series A cumulative convertible preferred stock and limits the number of shares of our Series A cumulative convertible preferred stock that is entitled to voting rights to the extent necessary to ensure that, following such conversion or deemed conversion for voting purposes, the aggregate number of shares of our common stock then beneficially owned by such holder and its affiliates does not exceed 4.999% of our total then-issued and outstanding shares of common stock. Under the certificate of designations governing our Series A cumulative convertible preferred stock, however, each holder of our Series A cumulative convertible preferred stock can elect, via 61 days prior written notice to us, not to be subject to this beneficial ownership cap.

As of July 31, 2006, this beneficial ownership cap effectively prevented the holders of the 1,189.286 outstanding shares of our Series A cumulative convertible preferred stock from converting, or exercising voting rights with respect to, any of their shares of our Series A cumulative convertible preferred stock. In addition, as discussed below, this beneficial ownership cap served to prevent the automatic conversion in July 2006 of the 1,189.286 currently outstanding shares of our Series A cumulative convertible preferred stock. As of August 14, 2006, we had not received notice from any holder of our Series A cumulative convertible preferred stock of their election to not be subject to this beneficial ownership cap.

Automatic Conversion

Effective as of July 19, 2006, 229.881 shares of our Series A cumulative convertible preferred stock were converted into 2,298,810 shares of our common stock pursuant to the automatic conversion provisions of the certificate of designations governing our Series A cumulative convertible preferred stock. As of the effective date of the automatic conversion, the rights to accrue dividends on the Series A cumulative convertible preferred stock, receive the liquidation preference, approve certain actions and participate in certain security issuances conducted by us and all other preferential rights (including certain redemption rights) granted to holders of the Series A cumulative convertible preferred stock ceased immediately with respect to all then-outstanding shares of our Series A cumulative convertible preferred stock, including the 1,189.286 shares of our Series A cumulative convertible preferred stock not automatically converted into shares of our common stock on account of the application of the beneficial ownership cap described above. With respect to the shares of our Series A cumulative convertible preferred stock not automatically converted into shares of our common stock on account of the application of the beneficial ownership cap, such shares will be automatically converted into shares of our common stock effective as of the date that the beneficial ownership cap would not prohibit such conversion (including if the holders of such shares elect to not be subject to the beneficial ownership cap, as described above).

Rights Upon Liquidation

In the event of our voluntary or involuntary liquidation, dissolution or winding up, after the payment of all of our then-outstanding debts and obligations, the holders of our common stock will entitled to receive a pro rata portion of any remaining assets based on the number of shares of our common stock then held by them; provided, however, that each holder of our Series A cumulative convertible preferred stock will also be entitled to participate on a pro rata basis in any such distribution to the holders of our common stock, with the amount distributable to each holder of our Series A cumulative convertible preferred stock computed on the basis of the number of shares of our common stock which would then be held by such holder if, immediately prior to our liquidation, dissolution or winding up, all shares of the Series A cumulative convertible preferred stock held by such holder had been converted into shares of our common stock at the then-current conversion value.

Voting Rights

The holders of our Series A cumulative convertible preferred stock have full voting rights (subject to the beneficial ownership cap described above) equal to the voting rights of the holders of our common stock and are entitled to vote with respect to any question upon which the holders of our common stock have the right to vote, including the election of directors. The holders of our Series A cumulative convertible preferred stock vote, on an as-converted basis, together with the holders of our common stock as one class. Each holder of our Series A cumulative convertible preferred stock is entitled to a number of votes (subject to the beneficial ownership cap described above) equal to the number of shares of our common stock into which such holder’s shares of the Series A cumulative convertible preferred stock could be converted on the record date for the taking of such stockholder vote.

PLAN OF DISTRIBUTION

This prospectus relates to resales of up to 1,818,182 shares of our common stock by the selling securityholders. Selling securityholders may offer and sell, from time to time, the shares of our common stock covered by this prospectus. We refer to the shares of our common stock in this section as “the securities.” The term “selling securityholders” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer.

The selling securityholders will act independently of us in making decisions with respect to the timing, manner, price and size of each sale. Sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions. The selling securityholders may sell their securities by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	crosses, which are transactions in which the same broker acts as an agent on both sides of the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

The shares of our common stock registered hereby are listed, and may be traded, on the American Stock Exchange under the symbol “TMY.” In addition, the selling securityholders may sell any securities that qualify for sale pursuant to Rule 144 under the Securities Act rather than pursuant to this prospectus.

To the extent required, we may amend or supplement this prospectus or file a post-effective amendment to the registration statement of which this prospectus forms a part to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of shares of our common stock in the course of hedging the positions they assume with selling securityholders.

The selling securityholders may also:

•	sell shares of our common stock short and redeliver the securities to close out their short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of securities offered by this prospectus, which securities the broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect the transaction; and

•	pledge securities to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus, as supplemented or amended to reflect the transaction.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders, and these discounts, concessions or commissions may be in excess of those that are customary for the types of transactions involved.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the securities.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealer who execute a sale for any such selling securityholder may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sale. Moreover, any profits realized by such selling securityholder and the compensation of such broker-dealer may be treated as underwriting discounts and commissions. If a selling securityholder is deemed to be an underwriter, the selling securityholder may be subject to certain statutory liabilities, including, without limitation, liabilities under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If the securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for paying any underwriting discounts or commissions or agent’s commissions.

In order to comply with the securities laws of certain states, the securities must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and other participating persons. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular security being distributed for particular periods prior to the commencement of the distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the American Stock Exchange pursuant to Rule 153 under the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. The prospectus supplement and, if required, a post-effective amendment to the registration statement of which this prospectus forms a part will be filed with the SEC to reflect this information and any additional information required with respect to the offering.

We and the selling securityholders have each agreed to indemnify the other against certain liabilities, including liabilities under the Securities Act or the Exchange Act arising out of or based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement of which this prospectus is a part, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

LEGAL MATTERS

The validity of the securities offered hereby have been passed upon for us by Akin Gump Strauss Hauer & Feld LLP.

INDEPENDENT AUDITORS

The consolidated financial statements of Transmeridian Exploration Incorporated as of and for the year ended December 31, 2005, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2005, as amended, have been audited by UHY Mann Frankfort Stein & Lipp CPAs, LLP, an independent registered public accounting firm, as stated in their report therein, which is incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Transmeridian Exploration Incorporated as of December 31, 2004 and for the years ended December 31, 2004 and 2003, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2005, as amended, have been audited by John A. Braden & Company, P.C., an independent registered public accounting firm, as stated in their report therein, which is incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

RESERVE ENGINEERS

The information incorporated in this prospectus by reference regarding the quantities of our reserves of oil and gas and the related future cash flows is based on estimates of our reserves and the related future cash flows prepared by Ryder Scott Company, independent reserve engineers, in reliance upon their authority as experts in reserve determination.

Transmeridian Exploration Incorporated

1,818,182 Shares Of Common Stock

PROSPECTUS

August 16, 2006